HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Philip Michael
295 Madison Avenue, 22nd Floor
New York NY 10017

Dear Philip Michael,

We would like to convey our congratulations to you and NXCE Holdings SPV, LLC. We hope you enjoy terrific success with your new company.

Name: **NXCE Holdings SPV, LLC**
Date of formation: September 15, 2026
Delaware State File Number: **10770142**

Enclosed is the Recorded Copy of your Certificate of Formation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Your annual Delaware LLC/LP franchise tax is due June 1, 2027. If the LLC/LP tax is not received by June 1, 2027, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will cease to be in good standing.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation.

Thank you again and we wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

CERTIFICATE OF FORMATION
OF
NXCE Holdings SPV, LLC

FIRST: The name of the limited liability company is: NXCE Holdings SPV, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation.

Michael J. Bell

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:20 PM 09/15/2026
FILED 02:20 PM 09/15/2026
SR 20264396527 - File Number 10770142

STATEMENT OF AUTHORIZED PERSON

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
NXCE Holdings SPV, LLC
September 15, 2026

We, Harvard Business Services, Inc., the authorized person of NXCE Holdings SPV, LLC -- a Delaware Limited Liability Company -- hereby adopt the following resolution:

Resolved: That the Certificate of Formation of NXCE Holdings SPV, LLC was filed with the Secretary of State of Delaware on September 15, 2026.

Resolved: That on September 15, 2026 the following persons were appointed as the members of the Limited Liability Company until their successors are elected and qualify:

NXCE Holdings, LLC

Resolved: That the undersigned signatory hereby resigns as the authorized person of the above named Limited Liability Company.

This resolution shall be filed in the minute book of the company.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

*** This document is not part of the public record. Keep it in a safe place. ***

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Company Name: **NXCE Holdings SPV, LLC**
Delaware State File Number: **10770142**

Delaware Law requires a Communication Contact. What is that?

As your Registered Agent, the State of Delaware requires us to keep a Communications Contact for your company on record within our files so we can forward any legal documentation we receive for the company in a timely manner. By definition, the Communications Contact must be a living person who is a manager, officer, director, shareholder, member, employee or designated agent who is authorized to receive notices from the company's Delaware Registered Agent. This person must also be able to produce management and ownership names and contact information in the event of a legal matter such as a lawsuit or subpoena. This person must be at least 18 years of age.

In other words, the Communications Contact must have the ability and authority to receive, handle and appropriately reply to the correspondence we may forward. If this is incorrect, please let us know at your earliest convenience. Failure to keep the information up-to-date and valid can result in having to resign as the company's Registered Agent in Delaware. This will leave the company without a Registered Agent, which places the company in a forfeited (or "inactive") status.

This is the information currently on file for the Communications Contact:

Philip Michael	phil@nyce.co
295 Madison Avenue, 22nd Floor	+1 917-394-9343
New York, NY 10017	
United States	

Should someone else be the Communications Contact? Has your address changed?

Updates to the above information can be made through your online MCD account, or you can contact our mail center at mail@delawareinc.com.

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mail-forwarding

Premium Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 12 & Deluxe 50 Mail Forwarding
Pay for 12 or 50 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.